January 14, 2014

Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Micros Systems, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013

Filed August 22, 2013

File No. 000-09993

Dear Mr. Gilmore:

We have received the staff’s comment letter, dated January 13, 2014, with respect to the above-captioned filings. MICROS will require additional time to respond to the staff’s comments beyond the requested 10 business day response time set forth in the comment letter.

MICROS will provide its response to the Staff’s comments by February 13, 2014. We appreciate the staff’s consideration in this regard.

Yours truly,

/s/ Cynthia A. Russo

Executive Vice President and Chief Financial Officer